December 22, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of the Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company”) Form 10-Q for the Fiscal Quarter Ended September 30, 2009 File No. 001-13958

Dear Mr. Rosenberg:

In a letter to you dated December 7, 2009, we indicated that we intended to respond to your November 30, 2009 letter providing comments from the Securities and Exchange Commission (the “Commission”) related to the filing listed above on or before January 4, 2010. Since then we have had a teleconference with Mr. Frank Wyman and obtained more clarity on the Commission’s comments. In light of the work that we will need to do to properly address the Commission’s comments, we would like to change the date by which we submit a response to Monday, January 11, 2010.

Should you or your staff need to reach us, please feel free to contact me at (860) 547-5991 or my colleagues Leslie Soler at (860) 547-2939 or Donald Hunt at (860) 547-5040.

Sincerely,

/s/ Ricardo A. Anzaldúa
Ricardo A. Anzaldúa
Senior Vice President and Corporate Secretary